                                                              Page 1 of 16 Pages

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            QUESTRON TECHNOLOGY, INC.
                            -------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                   748372-208
                                 --------------
                                 (CUSIP Number)

                               Dominic A. Polimeni
                        Gulfstream Financial Group, Inc.
                              6400 Congress Avenue
                                   Suite 2000
                              Boca Raton, FL 33487
                                 (561) 241-5251
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 11, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13-d(1)(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO.  748372 20 8                                        PAGE 2 OF 16 PAGES

1. NAME OF REPORTING PERSON: Gulfstream Financial Group, Inc. ("Gulfstream") S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON: 65-0212776
--------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                    (b)   [X]
--------------------------------------------------------------------------------
3.     SEC USE ONLY
--------------------------------------------------------------------------------
4.     SOURCE OF FUNDS                                                     00
--------------------------------------------------------------------------------
5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                  Florida corporation
--------------------------------------------------------------------------------
       NUMBER OF SHARES    7.  SOLE VOTING POWER: Sole Voting Power: 34,273
       BENEFICIALLY            shares of Common Stock. (Does not include shares
       OWNED BY                subject to warrants.)
       EACH                -----------------------------------------------------
       REPORTING           8.  SHARED VOTING POWER            Not applicable
       PERSON WITH         -----------------------------------------------------
                           9.  SOLE DISPOSITIVE POWER: 34,273 shares of
                               Common Stock. (Does not include shares subject to
                               warrants.)
                           -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER       Not applicable
--------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            1,034,273 shares of Common Stock.* (Including 1,000,000 shares issuable upon exercise of Series IV Warrants.)
--------------------------------------------------------------------------------
12.    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    [X]

*Does not include 1,148,862 of 2,183,135 shares of Common Stock beneficially-owned by Mr. Polimeni, or 34,178 shares issuable upon the exercise of options held by Mr. Gubitosi, which are exercisable within 60 days hereof.

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

              10.14% of Common Stock, based on 9,202,553 shares of Common Stock outstanding at November 12, 2001. See response to Item 5 herein.

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                            CO
--------------------------------------------------------------------------------

CUSIP NO.  748372 20 8                                        PAGE 3 OF 16 PAGES

1.       NAME OF REPORTING PERSON: Dominic A. Polimeni
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                                     00
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                  U.S.A
--------------------------------------------------------------------------------
         NUMBER OF SHARES        7.     SOLE VOTING POWER:  14,684 shares of
         BENEFICIALLY                   Common Stock
         OWNED BY                -----------------------------------------------
         EACH                    8.     SHARED VOTING POWER: 34,273 shares of
         REPORTING                      Common Stock. (Does not include shares
         PERSON                         subject to options or warrants.)
                                 -----------------------------------------------
                                 9.     SOLE DISPOSITIVE POWER: 14,684 shares of
                                        Common Stock
                                 -----------------------------------------------
                                 10.    SHARED DISPOSITIVE POWER: 34,273 shares
                                        of Common Stock. (Does not include
                                        shares subject to options or warrants.)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              2,183,135 shares of Common Stock.* (Includes options for 1,134,178 shares of Common Stock held by Mr. Polimeni and Series IV Warrants for 1,000,000 shares of Common Stock held by Gulfstream )

--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

*Does not include options to purchase 42,087 shares held by Mr. Polimeni which become exercisable more than 60 days after the date of this filing. Does not include 34,178 shares of Common Stock issuable upon the exercise of options held by Mr. Gubitosi which are exercisable within 60 days hereof.

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

              19.26% of Common Stock, based on 9,202,553 shares of Common Stock outstanding at November 12, 2001. See response to Item 5 herein.

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                           IN
--------------------------------------------------------------------------------

CUSIP NO.  748372 20 8                                        PAGE 4 OF 16 PAGES

1.       NAME OF REPORTING PERSON: Joan R. Gubitosi
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)   [ ]
                                                                     (b)   [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                                   00
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                   U.S.A
--------------------------------------------------------------------------------
         NUMBER OF SHARES        7.     SOLE VOTING POWER: Not applicable
         BENEFICIALLY            -----------------------------------------------
         OWNED BY                8.     SHARED VOTING POWER: 34,273 shares of
         EACH                           Common Stock. (Does not include shares
         REPORTING                      subject to options or warrants.)
         PERSON WITH             -----------------------------------------------
                                 9.     SOLE DISPOSITIVE POWER:   Not applicable
                                 -----------------------------------------------
                                 10.    SHARED DISPOSITIVE POWER: 34,273 shares
                                        of Common Stock. (Does not include
                                        shares subject to options or warrants)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              2,134,273 shares of Common Stock.* (Includes options for 1,100,000 shares of Common Stock held by Mr. Polimeni and Series IV Warrants for 1,000,000 shares of Common Stock held by Gulfstream.)

--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

*Does not include 14,684 shares of Common Stock held by Mr. Polimeni nor 34,178 shares issuable upon the exercise options held by Mr. Polimeni, which are exercisable within 60 days hereof. Does not include 34,178 shares issuable upon the exercise of options held by Mr. Gubitosi, which are exercisable within 60 days hereof.

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

              18.88% of Common Stock, based on 9,202,553 shares of Common Stock outstanding at November 12, 2001. See response to Item 5 herein.

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                         IN
--------------------------------------------------------------------------------

CUSIP NO.  748372 20 8                                        PAGE 5 OF 16 PAGES

1.       NAME OF REPORTING PERSON: Robert V. Gubitosi
         S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   [ ]
                                                                      (b)   [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS                                                    00
--------------------------------------------------------------------------------
5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION                   U.S.A
--------------------------------------------------------------------------------
         NUMBER OF SHARES        7.    SOLE VOTING POWER: None (Does not include
         BENEFICIALLY                  shares subject to options)
         OWNED BY                -----------------------------------------------
         EACH                    8.    SHARED VOTING POWER:
         REPORTING                     Not applicable
         PERSON WITH             -----------------------------------------------
                                 9.    SOLE DISPOSITIVE POWER: None (Does not
                                       include shares subject to options)
                                 -----------------------------------------------
                                 10.   SHARED DISPOSITIVE POWER: Not applicable
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

              34,178 shares of Common Stock.* (Includes options for 34,178 shares of Common Stock held by Mr. Gubitosi.)
--------------------------------------------------------------------------------
12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]

*Does not include any shares beneficially owned by Mr. Polimeni, Mrs. Gubitosi or Gulfstream.
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

              0.37% of Common Stock, based on 9,202,553 shares of Common Stock outstanding at November 12, 2001. See response to Item 5 herein.

--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON                                            IN
--------------------------------------------------------------------------------

                                                              PAGE 6 OF 16 PAGES

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 2 to Schedule 13D ("Amendment No. 2") filed by the Reporting Persons named herein with respect to shares of Common Stock, par value $.001 per share ("Common Stock"), of Questron Technology, Inc., a Delaware corporation (the "Company"), amends and restates the Schedule 13D of the Reporting Persons filed on April 10, 1995, as amended by Amendment No. 1 thereto filed on February 17, 1998 (collectively, such Schedule 13D as amended through Amendment No. 1 being referred to as the "Statement.") All share amounts reported in this Amendment No. 2 have been adjusted to reflect the one-for-ten reverse split of the Common Stock which became effective January 2, 1997.

ITEM 2. IDENTITY AND BACKGROUND.

         I.       Corporate Securityholder
                  ------------------------
                  (a) This Amendment No. 2 is being filed by Gulfstream Financial Group, Inc., a Florida corporation (sometimes hereinafter referred to as "Gulfstream").

                  (b) The address of Gulfstream's principal business and principal office is: 6400 Congress Avenue, Suite 2000, Boca Raton, FL 33487.

                  (c) The principal business of Gulfstream: Gulfstream was formed for the purpose of providing financial consulting and investment banking services.

                  (d) During the last five (5) years, Gulfstream has not been convicted in a criminal proceeding.

                  (e) During the last five (5) years, Gulfstream has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


         II. Executive Officers and Directors of, and Persons Controlling, Gulfstream Financial Group, Inc.
                  --------------------------------------------------------------
                  Dominic A. Polimeni
                  -------------------

                  (a)      This Amendment No. 2 is also being filed by Dominic
                           A. Polimeni, the President, one of two Directors and a principal stockholder of Gulfstream.

                  (b) Mr. Polimeni's business address is 6400 Congress Avenue, Suite 2000, Boca Raton, FL 33487.

                  (c) Mr. Polimeni's principal occupation is as a Director and the Chairman and Chief Executive Officer of the Company. Mr. Polimeni is also a financial consultant and investment banker for Gulfstream, which has offices located at 6400 Congress Avenue, Suite 2000, Boca Raton, FL 33487.

                                                              PAGE 7 OF 16 PAGES

                  (d) During the last five (5) years, Mr. Polimeni has not been convicted in a criminal proceeding.

                  (e) During the last five (5) years, Mr. Polimeni has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Polimeni is a United States citizen.

                  Joan R. Gubitosi
                  ----------------
                  (a) This Amendment No. 2 is also being filed by Joan R. Gubitosi, the Secretary, one of two Directors and a principal stockholder of Gulfstream.

                  (b) Mrs. Gubitosi's business address is 6400 Congress Avenue, Suite 2000, Boca Raton, FL 33487.

                  (c) Mrs. Gubitosi's principal occupation is serving as a Director and the Secretary for Gulfstream, which has offices located at 6400 Congress Avenue, Suite 2000, Boca Raton, FL 33487.

                  (d) During the last five (5) years, Mrs. Gubitosi has not been convicted in a criminal proceeding.

                  (e) During the last five (5) years, Mrs. Gubitosi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mrs. Gubitosi is a United States citizen.

                  Robert   V. Gubitosi
                  --------------------
                  (a)      This Amendment No. 2 is also being filed by Robert V.
                           Gubitosi, the spouse of Mrs. Gubitosi.

                  (b) Mr. Gubitosi's business address is 6400 Congress Avenue, Suite 2000, Boca Raton, FL 33487.

                  (c) Mr. Gubitosi's principal occupation is serving as a Director and the President and Chief Financial Officer of the Company. Mr. Gubitosi is also a financial consultant and investment banker for Gulfstream, which has offices located at 6400 Congress Avenue, Suite 2000, Boca Raton, FL 33487.

                  (d) During the last five (5) years, Mr. Gubitosi has not been convicted in a criminal proceeding.

                                                              PAGE 8 OF 16 PAGES


                  (e) During the last five (5) years, Mr. Gubitosi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f)      Mr. Gubitosi is a United States citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         GULFSTREAM FINANCIAL GROUP, INC.

         Gulfstream acquired 4,000 shares in a private offering for $60,000 in cash. These funds were derived from Gulfstream's working capital. Gulfstream acquired an additional 258,130 shares in a share exchange agreement with the Company whereby Gulfstream exchanged all of its shares of common stock of Quest Electronic Hardware, Inc., a Delaware corporation ("Quest"). See Item 6.

         DOMINIC A. POLIMENI

         In addition to the securities acquired by Gulfstream as reported above, Mr. Polimeni acquired the Company's securities as described below.

         On July 2, 1998, Mr. Polimeni acquired 14,533 shares of Common Stock upon the conversion of 10,000 shares of the Company's Series B Preferred Stock. He had acquired the Series B Preferred Stock in a private transaction on September 15, 1997 using $77,500 of personal funds. In addition, on July 2, 1998, Mr. Polimeni acquired 151 shares of Common Stock as a dividend in respect of his Series B Preferred Stock.

         Effective March 29, 1999, pursuant to the terms of the Company's employment agreement with Mr. Polimeni, Mr. Polimeni received options to purchase 1,100,000 shares of Common Stock at an exercise price of $4.50 per share (the "March 1999 Options"). Such options expire on March 29, 2009.

         Mr. Polimeni was granted options pursuant to the Company's 1996 Stock Option Plan to purchase 26,265 shares of Common Stock at $3.5625 per share effective November 19, 1999, of which 17,510 shares have vested and are currently exercisable and of which 8,755 shares vest and become exercisable on November 19, 2002. All such options expire on November 19, 2009.

         Mr. Polimeni was granted options pursuant to the Company's 1996 Stock Option Plan to purchase 50,000 shares of Common Stock at $3.33 per share effective August 7, 2001, of which 16,668 shares have vested and are currently exercisable and of which 16,666 shares vest and become exercisable on August 7, 2002 and August 7, 2003. All such options expire on August 7, 2011.

         JOAN R. GUBITOSI

         Mrs. Gubitosi has not acquired any securities separate from those in which she holds a beneficial interest and which were reported as acquired by Gulfstream and Mr. Polimeni in this item 3.

         ROBERT V. GUBITOSI

         Mr. Gubitosi was granted options to purchase 26,265 shares of Common Stock at $3.5625 per share effective November 19, 1999, of which 17,510 shares have vested and are currently exercisable and of which 8,755 shares vest and become exercisable on November 19, 2002. All such options expire on November 19, 2009.

                                                              PAGE 9 OF 16 PAGES


         Mr. Gubitosi was granted options to purchase 50,000 shares of Common Stock at $3.33 per share effective August 7, 2001, of which 16,668 shares have vested and are currently exercisable and of which 16,666 shares vest and become exercisable on August 7, 2002 and August 7, 2003. All such options expire on August 7, 2011.

ITEM 4. PURPOSE OF TRANSACTION.

         The securities of the Company referenced herein were acquired for investment purposes.

            The Company has disclosed in its periodic reports filed with the SEC that the Company continues to work with its investment banker exploring strategic alternatives, including exploring possible sources of investments in the Company, possible refinancing of the Company's indebtedness or a possible sale of the Company or some or all of its assets. Although these explorations are continuing and the Company has stated that it has received some indications of interest in further discussion concerning these possible transactions, the Company has not received any proposals or entered into any negotiations with respect to possible investments, financings or sales.

         Other than as described in the foregoing paragraph, the Reporting Persons (and their affiliates) have no present plans or proposals which relate to or would result in the acquisition or disposition by any person of securities of the Company. The Reporting Persons (and their affiliates) will periodically review their investments in the Company and at any time the amount of such investments may be increased or decreased. Except as may otherwise be set forth herein, the Reporting Persons do not at the present time have any plans or proposals which relate to or would result in:

                  (1) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (2) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (3) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (4) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

                  (5) Any material change in the present capitalization or dividend policy of the Company;

                  (6) Any other material change in the Company's business or corporate structure;

                  (7) Changes in the Company's articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (8) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (9) A class of equity securities of the Company becoming eligible for termination of registration pursuant to
                           Section 12(g)(4) of the Securities Exchange Act of 1934; or


                  (10)     Any action similar to any of those enumerated above.

                                                             PAGE 10 OF 16 PAGES

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

         GULFSTREAM FINANCIAL GROUP, INC.

         Gulfstream beneficially owns 1,034,273 shares of Common Stock, of which 34,273 shares are held of record and 1,000,000 shares are issuable upon the exercise of warrants, all of which warrants are exercisable within 60 days of the date hereof. Such warrants became exercisable at $5.75 per share as of March 4, 1998 and expire on March 4, 2002 (the "Series IV Warrants"). Such 1,034,273 shares represent approximately 10.14% of the outstanding shares of Common Stock, based on the outstanding shares as of November 12, 2001.

         Gulfstream has the sole power to vote and dispose of 34,273 shares of Common Stock. Gulfstream would have the sole power to vote and dispose of the 1,000,000 shares of Common Stock issuable upon the exercise of the Series IV Warrants, all of which are exercisable within 60 days of the date hereof, if such shares were acquired upon the exercise of the Series IV Warrants. Mr. Polimeni and Mrs. Gubitosi are each 50% stockholders in Gulfstream, and, therefore, share voting and investment power with respect to the foregoing 34,273 shares and 1,000,000 shares issuable upon the exercise of Series IV Warrants.

         Gulfstream disclaims beneficial ownership of the following shares of Common Stock: (i) the 14,684 shares held of record by Mr. Polimeni; (ii) the 34,178 shares issuable upon the exercise of the options held by Mr. Polimeni;
(iii) the 1,100,000 shares issuable upon the exercise of the March 1999 Options held by Mr. Polimeni; and (iv) the 34,178 shares issuable upon the exercise of options held by Mr. Gubitosi.

         DOMINIC A. POLIMENI

         Mr. Polimeni beneficially owns 2,183,135 shares of Common Stock, of which (i) 14,684 shares are held of record by Mr. Polimeni, (ii) 34,178 represent that portion of the options which are exercisable within 60 days of the date hereof, (iii) 1,100,000 represent the March 1999 Options, all of which are exercisable within 60 days of the date hereof, (iv) 34,273 shares are held of record by Gulfstream and (v) 1,000,000 shares represent the Series IV Warrants, which are held of record by Gulfstream and all of which are exercisable within 60 days of the date hereof. Such 2,183,135 shares represent approximately 19.26% of the outstanding shares of Common Stock, based on the outstanding shares as of November 12, 2001.

         Mr. Polimeni has the sole power to vote and dispose of 14,684 shares of Common Stock. Mr. Polimeni would have the sole power to vote and dispose of the 34,178 shares of Common Stock issuable upon the exercise of that portion of the options which are exercisable within 60 days of the date hereof, if such shares were acquired upon the exercise of the options. Pursuant to a shareholders agreement between Mr. Polimeni and Mrs. Gubitosi, Mr. Polimeni and Mrs. Gubitosi have the shared power to vote and dispose of the 1,100,000 shares of Common Stock issuable upon the exercise of the March 1999 Options, all of which are exercisable within 60 days of the date hereof, if such shares were acquired upon the exercise of the March 1999 Options. Mr. Polimeni is the indirect beneficial owner of the 34,273 shares of Common Stock held of record by Gulfstream and has the shared power with Mrs. Gubitosi to vote and dispose of such shares. Mr. Polimeni is also the indirect beneficial owner of and would have the shared power with Mrs. Gubitosi to vote and dispose of the 1,000,000 shares of Common Stock issuable upon the exercise of the Series IV Warrants held of record by Gulfstream, all of which are exercisable within 60 days of the date hereof,

                                                             PAGE 11 OF 16 PAGES


if such shares were acquired by Gulfstream upon the exercise of the Series IV Warrants.

         Mr. Polimeni disclaims beneficial ownership of the 34,178 shares issuable upon the exercise of options held by Mr. Gubitosi.

         JOAN R. GUBITOSI

         Mrs. Gubitosi beneficially owns 2,134,273 shares of Common Stock, of which (i) 1,100,000 represent the March 1999 Options held of record by Mr. Polimeni, all of which are exercisable within 60 days of the date hereof and in which Mrs. Gubitosi holds a beneficial interest under a shareholders agreement between Mr. Polimeni and Mrs. Gubitosi, (ii) 34,273 shares are held of record by Gulfstream and (iii) 1,000,000 shares represent that portion of Series IV Warrants, which are held of record by Gulfstream and all of which are exercisable within 60 days of the date hereof. Such 2,134,273 shares represent approximately 18.88% of the outstanding shares of Common Stock, based on the outstanding shares as of November 12, 2001.

         Mrs. Gubitosi and Mr. Polimeni have the shared power to vote and dispose of the 1,100,000 shares of Common Stock issuable upon the exercise of the March 1999 Options, all of which are exercisable within 60 days of the date hereof, if such shares were acquired upon the exercise of the March 1999 Options. Mrs. Gubitosi is the indirect beneficial owner of the 34,273 shares of Common Stock held of record by Gulfstream and has the shared power with Mr. Polimeni to vote and dispose of such shares. Mrs. Gubitosi is also the indirect beneficial owner of and would have the shared power with Mr. Polimeni to vote and dispose of the 1,000,000 shares of Common Stock issuable upon the exercise of the Series IV Warrants held of record by Gulfstream, all of which are exercisable within 60 days of the date hereof, if such shares were acquired by Gulfstream upon the exercise of the Series IV Warrants.

         Mrs. Gubitosi disclaims beneficial ownership of the following shares of Common Stock: (i) the 14,684 shares held of record by Mr. Polimeni; (ii) the 34,178 shares issuable upon the exercise of the options held by Mr. Polimeni; and (iii) the 34,178 shares issuable upon the exercise of options held by Mr. Gubitosi.

         ROBERT V. GUBITOSI

         Mr. Gubitosi beneficially owns 34,178 shares of Common Stock representing that portion of certain options granted to Mr. Gubitosi by the Company which are exercisable within 60 days of the date hereof. Such 34,178 shares represent approximately 0.37% of the outstanding shares of Common Stock, based on the outstanding shares as of November 12, 2001. Mr. Gubitosi disclaims beneficial ownership of (i) the 1,034,273 shares owned beneficially by Gulfstream, (ii) the 2,134,273 shares owned beneficially by his spouse, Mrs. Gubitosi, and (iii) the 2,183,135 shares owned beneficially by Mr. Polimeni.

         (c) 226,000 shares of Common Stock held by Gulfstream were sold from Gulfstream's margin account by a securities broker as a result of a margin call, on the dates and at the prices shown below:

                                  Number of      Price Per
             Date                  Shares          Share
             --------             ---------      ---------

             10/01/01               1,000          $1.85
             10/02/01              10,000          $2.00
             10/03/01              10,000          $2.05
             10/04/01               1,000          $1.98

                                                             PAGE 12 OF 16 PAGES

             10/08/01               1,500          $1.69
             10/09/01              21,000          $1.33
             10/10/01              36,300          $0.86
             10/10/01               1,000          $0.80
             10/11/01              86,100          $0.75
             10/12/01              50,600          $0.70
             10/15/01               7,500          $0.68
             TOTAL:               226,000


              Other than the transactions described herein, none of the Reporting Persons has effected any transaction in the securities of the Company during the past sixty (60) days.

         (d) Mr. Polimeni and Mrs. Gubitosi, the principal stockholders of Gulfstream, have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities of the Company held by Gulfstream. Pursuant to a shareholders agreement between Mr. Polimeni and Mrs. Gubitosi, Mrs. Gubitosi also has a shared right with Mr. Polimeni to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 1,100,000 March 1999 Options, upon the exercise thereof.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Pursuant to a Purchase of Assets Agreement dated as of November 29, 1994 between Quest Electronic Hardware, Inc., a privately owned Delaware corporation ("Quest"), and Arrow Electronics, Inc., a New York corporation ("Arrow"), Quest acquired on March 31, 1995 the fasteners distribution business (the "Fasteners Business") of Arrow for the aggregate purchase price of approximately five million dollars ($5,000,000) and the assumption of certain obligations of the Fasteners Business.

         Pursuant to a Share Acquisition Agreement dated as of November 29, 1994 by and among Gulfstream, Phillip D. Schwiebert ("Schwiebert"), Quest and the Company, the Company acquired on March 31, 1995 all of the outstanding shares of Quest. At the closing of the transaction, the Company issued to the stockholders of Quest (Gulfstream and Schwiebert) 387,194 shares of Common Stock, which represented such number of newly issued, fully paid and non-assessable shares of the Company, in exchange for all of the issued and outstanding shares of common stock of Quest owned by such stockholders as was necessary in order for such stockholders to own in the aggregate at the date of the aforementioned closing twenty-five percent (25%) of the Common Stock which was issued and outstanding on a fully diluted basis as of the date of closing.

         Pursuant to an Employment Agreement dated as of November 29, 1994 between Quest and Dominic A. Polimeni, Quest agreed to employ Mr. Polimeni, and Mr. Polimeni agreed to serve as Chairman, Chief Executive Officer and Chief Financial Officer of Quest for a period of five (5) years unless terminated pursuant to the terms of said agreement.

                                                             PAGE 13 OF 16 PAGES

Mr. Polimeni also was named a Director and the President and Chief Operating Officer of the Company.

         Pursuant to a Management Advisory and Consulting Agreement dated as of November 29, 1994 between Gulfstream and the Company, Gulfstream agreed to provide administrative services to the Company and to act as an advisor and consultant to the management of the Company to assist the Company in the expansion of Quest's business, obtaining financing and maximizing profitability. In consideration of Gulfstream's services thereunder, the Company agreed to compensate Gulfstream during the term of said agreement at an annual rate and to grant to Gulfstream, subject to certain conditions and restrictions, warrants to purchase at a price of $0.10 per share up to 2.5% (or a cumulative amount of 10%) of the Common Stock outstanding as of March 31, 1995 in respect of the initial fiscal year where pre-tax earnings of Quest shall equal or exceed the following targets: (i) $1,400,000; (ii) $1,800,000; (iii) $2,200,000; and (iv)
$2,600,000.

         In order to provide partial financing for the acquisition of the Fasteners Business, the Company entered into a private placement of its securities pursuant to a Private Placement Memorandum dated as of January 10, 1995. In connection with such private placement, Gulfstream acquired 4,000 shares of the Common Stock for an aggregate purchase of $60,000 pursuant to a Subscription Agreement dated March 30, 1995.

         Pursuant to an Exchange Agreement dated as of November 8, 1996 among Gulfstream, Schwiebert and the Company (the "Exchange Agreement"), Gulfstream exchanged its rights to receive warrants to purchase 10% of the Common Stock outstanding on March 31, 1995 for an option for 120,000 shares exercisable at $3.75 per share, which became exercisable as of May 8, 1997 and was due to expire on November 8, 2006. This option was terminated on March 1, 1999 pursuant to a certain Termination of Management Advisory and Consulting Agreement between the Company and Gulfstream on such date (the "Termination Agreement").

         Also pursuant to the Exchange Agreement, Gulfstream was entitled to receive options to acquire additional shares of Common Stock at an exercise price equal to the fair market value of the Common Stock at the date of grant if the pre-tax income targets set forth below were met or exceeded in any fiscal year up to and including fiscal year 2001:

              No. of Additional Shares                 Pre-tax Income at Least
              ------------------------                 -----------------------

                     333,333                                   $2,500,000
                     333,333                                   $3,500,000
                     333,334                                   $4,500,000

Options for 666,667 of the foregoing shares were subsequently granted. The foregoing options for 666,667 shares as well as the right to receive the remaining option for 333,333 shares were terminated pursuant to the Termination Agreement on March 1, 1999.

         Gulfstream also held an option for 40,500 shares under the Company's 1996 Stock Option Plan, exercisable at $6.625 per share, which became exercisable as follows: 13,500 shares as of June 22, 1998; 13,500 shares as of March 22, 1999; and 13,500 shares as of December 22, 1999. Such options were terminated pursuant to the Termination Agreement on March 1, 1999.

         Effective March 29, 1999, pursuant to the terms of the Company's employment agreement with Mr. Polimeni dated March 29, 1999, Mr. Polimeni received the March 1999 Options. Pursuant to the terms of a shareholders agreement between Mr. Polimeni and Mrs. Gubitosi, beneficial interest in such options is shared equally by Mr. Polimeni and Mrs. Gubitosi.

                                                             PAGE 14 OF 16 PAGES


         As described above in item 3, Mr. Polimeni also was granted options to purchase Common Stock effective November 19, 1999 and August 7, 2001.

         As described above in item 3, Mr. Gubitosi was granted options to purchase Common Stock effective November 19, 1999 and August 7, 2001.

         Except as set forth in the immediately preceding paragraphs, there are no contracts, arrangements, understandings or relationships (legal or otherwise, except for the marital relationship between Mr. and Mrs. Gubitosi and the contractual and legal relationships inherent in the relationships between or among Gulfstream and either or both of Mr. Polimeni and Mrs. Gubitosi as a result of any of their positions as executive officers, directors and principal stockholders of Gulfstream) between or among the undersigned or any of them, or between or among the undersigned and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock reported herein as beneficially owned by the undersigned are pledged or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over such securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit Number        Document
    --------------        --------

         1 Purchase of Assets Agreement dated as of November 29, 1994 between Quest Electronic Hardware, Inc. and Arrow Electronics, Inc. (previously filed as part of the Statement)

         2 Share Acquisition Agreement dated as of November 29, 1994 by and among Gulfstream Financial Group, Inc., Philip D. Schwiebert, Quest Electronic Hardware, Inc. and Judicate, Inc. (previously filed as part of the Statement)

         3 Employment Agreement dated as of November 29, 1994 between Quest Electronic Hardware, Inc. and Domenic Polimeni (previously filed as part of the Statement)

         4 Management Advisory and Consulting Agreement dated as of November 29, 1994 between Gulfstream Financial Group, Inc. and Judicate, Inc. (previously filed as part of the Statement)

         5 Subscription Agreement dated March 30, 1995 between Judicate, Inc. and Gulfstream Financial Group, Inc. (previously filed as part of the Statement)

         6 Exchange Agreement dated as of November 8, 1996 by and among the Company, Gulfstream Financial Group, Inc. and Phillip Schwiebert, incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on February 25, 1997 (File No. 333-18243)

         7 Stock Option Grant Agreement between the Company and Gulfstream Financial Group, Inc. made as of November 8, 1996, incorporated by reference to Exhibit 10.22 to the

                                                             PAGE 15 OF 16 PAGES


                           Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1996

         8                 1996 Stock Option Plan, incorporated by reference to
                           Exhibit 10.19 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on December 19, 1996 (File No. 333-18243)

         9                 Employment Agreement between the Company and Dominic
                           A. Polimeni dated March 29, 1999, incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1998

         10 Shareholders Agreement dated March 29, 1999 by and between Dominic A. Polimeni and Joan R. Gubitosi

         11 Termination of Management Advisory and Consulting Agreement dated March 1, 1999 by and between Gulfstream Financial Group, Inc. and the Company, incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1998

         12 Stock Option Agreement dated March 29, 1999 by and between the Company and between Dominic A. Polimeni

         13 Stock Option Agreement dated November 19, 1999 by and between the Company and between Dominic A. Polimeni

         14 Stock Option Agreement dated November 19, 1999 by and between the Company and Robert V. Gubitosi

         15 Stock Option Agreement dated August 7, 2001 by and between the Company and between Dominic A. Polimeni

         16 Stock Option Agreement dated August 7, 2001 by and between the Company and Robert V. Gubitosi

                                                             PAGE 16 OF 16 PAGES


                                   SIGNATURES

              After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13D is true, complete and correct.

Dated: December 11, 2001               GULFSTREAM FINANCIAL GROUP, INC.

                                       By: /s/ Dominic A. Polimeni
                                           -------------------------------------
                                           Dominic A. Polimeni
                                                  President

                                       /s/ Dominic A. Polimeni
                                       -----------------------------------------
                                           Dominic A. Polimeni


                                       /s/ Joan R. Gubitosi
                                       -----------------------------------------
                                           Joan R. Gubitosi


                                       /s/ Robert V. Gubitosi
                                       -----------------------------------------
                                           Robert V. Gubitosi

                                  EXHIBIT INDEX


   Exhibit Number          Document
   --------------          --------

         1 Purchase of Assets Agreement dated as of November 29, 1994 between Quest Electronic Hardware, Inc. and Arrow Electronics, Inc. (previously filed as part of the Statement)

         2 Share Acquisition Agreement dated as of November 29, 1994 by and among Gulfstream Financial Group, Inc., Philip D. Schwiebert, Quest Electronic Hardware, Inc. and Judicate, Inc. (previously filed as part of the Statement)

         3 Employment Agreement dated as of November 29, 1994 between Quest Electronic Hardware, Inc. and Domenic Polimeni (previously filed as part of the Statement)

         4 Management Advisory and Consulting Agreement dated as of November 29, 1994 between Gulfstream Financial Group, Inc. and Judicate, Inc. (previously filed as part of the Statement)

         5 Subscription Agreement dated March 30, 1995 between Judicate, Inc. and Gulfstream Financial Group, Inc. (previously filed as part of the Statement)

         6 Exchange Agreement dated as of November 8, 1996 by and among the Company, Gulfstream Financial Group, Inc. and Phillip Schwiebert, incorporated by reference to Exhibit 10.21 to Amendment No. 1 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on February 25, 1997 (File No. 333-18243)

         7 Stock Option Grant Agreement between the Company and Gulfstream Financial Group, Inc. made as of November 8, 1996, incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1996

         8                 1996 Stock Option Plan, incorporated by reference to
                           Exhibit 10.19 to the Company's Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on December 19, 1996 (File No. 333-18243)

         9                 Employment Agreement between the Company and Dominic
                           A. Polimeni dated March 29, 1999, incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1998

         10 Shareholders Agreement dated March 29, 1999 by and between Dominic A. Polimeni and Joan R. Gubitosi

         11 Termination of Management Advisory and Consulting Agreement dated March 1, 1999 by and between Gulfstream Financial Group, Inc. and the Company, incorporated by reference to Exhibit 10.29 to the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission for the fiscal year ended December 31, 1998

         12 Stock Option Agreement dated March 29, 1999 by and between the Company and between Dominic A. Polimeni

         13 Stock Option Agreement dated November 19, 1999 by and between the Company and between Dominic A. Polimeni

         14 Stock Option Agreement dated November 19, 1999 by and between the Company and Robert V. Gubitosi

         15 Stock Option Agreement dated August 7, 2001 by and between the Company and between Dominic A. Polimeni

         16 Stock Option Agreement dated August 7, 2001 by and between the Company and Robert V. Gubitosi